L’ORÉAL

Exhibit 99.12

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total and L’Oréal will not renew their Sanofi-Synthélabo
shareholders’ agreement

Paris, November 28, 2003 - Total and L’Oréal today notified the French Financial Markets Authority (A.M.F.) and Sanofi-Synthélabo of their decision not to renew beyond 2nd December 2004 the agreement between the two groups that has been in force since 9th April 1999.

Total and L’Oréal, whose cooperation has contributed to the success of Sanofi-Synthélabo, remain keenly interested in the continuing positive development of the company.

The current stakes of Total and L’Oréal in Sanofi-Synthélabo are 24.4% and 19.5% respectively.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com